Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: sdoney@caneclark.com

January 18, 2010

Via Facsimile

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop
Washington D.C., 20549-7010

Attention:  Pamela A. Long

Re:	QE Brushes, Inc.Pre-effective Amendment 7 to Registration Statement on Form S-1 Filed January 7, 2010 File No. 333-157970

Dear Ms. Long:

We write on behalf of QE Brushes, Inc., (the “Company”) in response to Staff’s letter of January 12, 2010, by Edward M. Kelly, Senior Counsel of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1/A, Amendment No. 7, filed January 7, 2010, (the Comment Letter”).  On behalf of the Company, we are providing this response to the Comment Letter.  The Company has filed with the Commission via the EDGAR system, an amended registration statement on Form S-1/A, Amendment No. 8 (the “Amended S-1”).

The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

General

1.	Update the disclosure to include compensation for the fiscal year ended December 31, 2009.

In response to this comment, the Company has updated its disclosure for the fiscal year ended December 31, 2009.

Sincerely,

Cane Clark LLP

/s/ Scott P. Doney
Scott P. Doney